April 21, 2005	1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
VIA EDGAR	PHONE: 206.359.8000
Mr. Zafar Hasan	FAX: 206.359.9000
U.S. Securities and Exchange Commission	www.perkinscoie.com
Division of Corporate Finance, Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                             NeoRx Corporation
Form S-3
Registration No. 333-123672

Dear Mr. Hasan:

In response to your letter dated April 20, 2005, NeoRx Corporation has filed today Amendment No. 1 to Form S-3 (No. 333-123672), for the purpose of including the Controller as a signatory to the document.

The Company additionally has filed today a request for acceleration of the Form S-3 registration statement, which request includes the required Company acknowledgement.

If you have any further comments or questions, please contact the undersigned at (206) 359-3237 or James Lisbakken at (206) 359-8660.

Very truly yours,
s/Faith M. Wilson
Faith M. Wilson